SEC 05037198 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53523

RECEIVED FEB 25 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Columbine Street, Suite 250
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bradley — 303-825-5670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP HORWATH, P.C.
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.J. Bradley Company Investment Banking/Capital Markets, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Exp. 11·13·08

CHRISTI MINTZ NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent auditors' report.

X (p) Independent auditors' report on Internal Control.

GHP Horwath
Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W.J. Bradley Company Investment Banking/Capital Markets

We have audited the accompanying statement of financial condition of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2004, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GHP Horwath, P.C.

January 19, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets [13]

SEC FILE NO.: 8-53523 [14]

FIRM I.D. NO.: 115966 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

201 Columbine Street, Suite 250 [20]
(No. and Street)

Denver [21] (City) Colorado [22] (State) 80206 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/04 [24]

AND ENDING (MM/DD/YY): 12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bradley [30] (Area Code) — Telephone No. 303-825-5670 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of February 2005

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. [70]

ADDRESS

1670 Broadway, Suite 3000 [71]	Denver [72]	Colorado [73]	80202 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets — N 3 — [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 8-53523 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 38,998 [200]		$ 38,998 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	10,000 [600]	10,000 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	14,154 [735]	14,154 [930]
12. TOTAL ASSETS	$ 38,998 [540]	$ 24,154 [740]	$ 63,152 [940]

OMIT PENNIES

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▾13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▾10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	11,171	1205	22,063	1385	33,234	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▾12		1390 ▾14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▾9 $ ______ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 980						
B. Securities borrowings, at market value from outsiders $ ______ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ______ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 11,171	1230	$ 22,063	1450	$ 33,234	1760

Ownership Equity

21. Sole Proprietorship	▾15	$	1770
22. Partnership (limited partners) ▾11 ($ ______ 1020)			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock (No par value, authorized 1,000,000 shares, issued and outstanding 17,000 shares)		17,000	1792
C. Additional paid-in capital Accumulated deficit		45,285	1793
D. Retained earnings		(32,367)	1794
E. Total		29,918	1795
F. Less capital stock in treasury	▾16	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 29,918	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 63,152	1810

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets — as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 29,918	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			29,918	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 29,918	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 24,154	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(24,154)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 5,764	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 5,764	3750

30

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets — as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	744	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	764	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	4,647	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	11,171	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	11,171	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	194%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets

For the period (MMDDYY) from 24 01/01/04 [3932] to 12/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		150,448	3995
9. Total revenue	$	150,448	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		50,728	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		29	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		603	4195
15. Other expenses		119,598	4100
16. Total expenses	$	170,958	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(20,510)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(20,510)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(20,570)	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets

For the period (MMDDYY) from 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 6,809	4240
A. Net income (loss)		(20,510)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])	43,619	4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 29,918	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER W.J. Bradley Company Investment Banking/Capital Markets as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (20,510)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in assets:	
Account receivable	(10,000)
Prepaid expenses and other assets	(14,154)
Increase in liabilities:	
Accounts payable, trade	313
Accounts payable, parent company	6,062
Unearned revenues	22,063
Commissions payable	4,500
Other liabilities	296
Total adjustments	9,080
Net cash used in operating activities	(11,430)
Cash flows from financing activities:	
Capital contributions	42,000
Net cash provided by financing activities	42,000
Net increase in cash	30,570
Cash, beginning	8,428
Cash, ending	$ 38,998
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 29
Supplemental disclosure of non-cash investing and financing activities:	
Related party liability converted to capital contribution	$ 1,619

See notes to financial statements.

1. Summary of significant accounting policies and business of the Company:

Organization and business:

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer formed on July 9, 2001. The Company received its approval as a broker dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent").

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs to clients primarily in the residential mortgage banking industry. The Company does not hold customer funds or securities.

The Company's operations are headquartered in Denver, Colorado. In 2004, the Company opened a branch office in Pheonix, Arizona.

Investment banking and advisory services:

The Company earned substantially all of its revenue from investment banking and advisory services which include private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement (generally less than 6 months), recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is complete.

Allowance for doubtful accounts:

The Company's account receivable consists of an amount due from a client for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt when deemed necessary. At December 31, 2004, management determined that an allowance for doubtful accounts was not necessary.

Deferred revenue:

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **Summary of significant accounting policies and business of the Company (continued):**

Comprehensive income:

Statement of Financial Accounting Standards (SFAS) No. 130, "*Reporting Comprehensive Income*", requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. For the years ended December 31, 2004, the Company did not have any components of comprehensive income to report.

Recently issued accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "*Share-Based Payment*", which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "*Accounting for Stock Issued to Employees*", and generally requires instead that such transactions be accounted for and recognized in the statement of operations based on their fair value. SFAS No. 123R will be effective as of the first annual reporting period that begins after December 15, 2005. SFAS No. 123R offers the Company alternative methods of adopting this standard. The Company is currently assessing the impact that the adoption of SFAS No. 123R may have on its financial statements.

In December 2003, the FASB issued SFAS Interpretation No. 46R ("FIN 46R"), a revision to SFAS Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN 46R did not have an impact on the financial statements of the Company.

In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150, as modified by FASB Staff Interpretation No. 150-3, requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). Mandatorily redeemable instruments (i.e. instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets) are to be reported as liabilities by their issuers. This statement does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, except for those provisions relating to mandatorily redeemable non-controlling interests, which have been deferred. The adoption of the applicable provisions of SFAS No. 150 did not have a material impact on the Company's financial statements.

2. Related party transactions:

Under a management agreement, the Parent provides certain general and administrative services to the Company. In addition, the Parent pays for certain expenses on behalf of the Company. A portion of these expenses are charged to the Company and are recorded in the Company's financial statements. The balance of these expenses are not charged to the Company and are not recorded in the Company's financial statements because the Company's Parent has agreed, in writing, to assume responsibility for these expenses. At December 31, 2004 the Company owed the Parent $6,062 for expenses paid by the Parent on its behalf. During the year ended December 31, 2004, the Company paid the Parent a total of $102,500 for management fees and expenses paid by the Parent on its behalf which is included in "other expenses" on the Statement of Income (Loss).

The Parent also pays certain regulatory expenses on behalf of the Company. During 2004, the Parent paid $6,769 in regulatory fees on behalf of the Company. During the year ended December 31, 2004 the Company did not reimburse its Parent for any regulatory expenses paid for on its behalf.

3. Income taxes:

The taxable income (loss) of the Company is included in the consolidated income tax returns filed by the Parent. For financial reporting purposes, income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company incurred a net loss for the year ended December 31, 2004 therefore no current tax expense has been recognized. The Company has deferred tax assets of approximately $4,900 consisting of $4,000 related to net losses and $900 related to start-up costs. As of December 31, 2004, the Company provided a 100 % valuation allowance for its deferred tax assets because it could not be determined that it was more likely than not that the deferred tax assets would be realized.

For the year ended December 31, 2004 the Company has approximately $26,000 in net operating loss carryforwards which may be used to offset future taxable income. The net operating loss carryforwards expire from 2021 through 2024.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. For the year ended December 31, 2004, the Company had net capital of $5,764, which was $764 in excess of its required net capital of $5,000 and the Company's net capital ratio was 1.94 to 1.

There are no reconciling items between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004) of net capital and the computation based on the audited financial statements.

5. Operating lease:

The Company leases office space for its branch office located in Phoenix, Arizona. The lease is a nine-month operating lease expiring in May 2005. Total rent expense for the year end December 31, 2004 was approximately $4,600 of which approximately $2,200 was reimbursed to the Company by an employee in accordance with the respective employee's employment contract.

6. Fair value of financial instruments:

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate fair value. Management believes that it is not practicable to estimate the fair value of the Company's payable to its Parent due to the related party nature of the transaction. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair value because of the short-term maturities of these instruments.

GHP Horwath
Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

To the Board of Directors of
W.J. Bradley Company Investment Banking/Capital Markets

In planning and performing our audit of the financial statements and supplemental schedules of W.J. Bradley Company Investment Banking/Capital Markets, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of the Company for the year ended December 31, 2004 and this report does not affect our report thereon dated January 19, 2005.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Therefore, normal internal controls and procedures for safeguarding of cash and securities and the timely preparation of financial information, possible in a larger organization, are not present in the Company. The president of the Company is aware of the weakness in internal control and in 2004, implemented plans to mitigate the weakness. This included the hiring of an experienced vice president of finance who will also serve as the Company's compliance officer in 2005. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LHP Horwath, P.C.

January 19, 2005